Filed Pursuant to Rule 433
Registration Statement No. 333-137902

 Transcript of M-Notes Podcast on DWS Scudder Structured Notes Website

Hello and welcome to the M-Notes Product Focus podcast, brought to you by DWS Scudder Structured Notes powered by X-Markets.

DWS Scudder and Deutsche Bank’s Global Markets have partnered on Structured Notes – such as M-Notes – to provide investors with world class asset management, structuring and risk management expertise in a coordinated manner.

So, What are M-Notes?

M-Notes are a type of investment – a structured note - that provide investors with full principal protection combined with the potential for generating positive returns in both ‘bullish’ and ‘bearish’ markets.

M-Notes may be called a “market neutral” investment because – subject to certain conditions we will discuss shortly – an investor may benefit from either increases or decreases in the price or value of the underlying – which is the asset or assets to which the return of M-Note is linked.

As we will also find out, the principal protection of M-Notes – the full return of principal at maturity – also depends upon certain factors.

M-Notes may be structured to provide investors with exposure to a wide variety of assets including equities, equity indexes, commodities and commodity indexes.

M-Notes are SEC registered, corporate securities issued by Deutsche Bank and carry Deutsche Bank’s credit ratings.  Purchasers of M-Notes assume Deutsche Bank’s credit risk and any payments due on the M-Notes, including any return of principal at maturity, are subject to Deutsche Bank’s credit.

M-Notes have a fixed maturity date – that is they mature after a predetermined period – typically 12 to 18 months.

Please consult the relevant prospectus in connection with a particular offering of M-Notes for full description of the terms, including the maturity.

What are the features of M-Notes?

M-Notes are fully principal protected – that is they provide for the full return of principal at maturity – subject to the credit of the issuer, Deutsche Bank – consequently, an investor’s return at maturity on M-Notes will never be less than the initial investment.

It is important to note that the principal protection feature of M-Notes is only at maturity – that means an investor’s return of principal is only available at maturity and that prior to maturity M-Notes – like many investments – may trade at a discount in the secondary market to the extent that one is available.

Unlike ordinary fixed income bonds, M-Notes do not pay coupons.  Instead, M-Notes provide for a one time payment at maturity based upon the performance of the underlying.  This payment at maturity is the “return” of the M-Note and is determined by several factors related to the performance of the underlying.

We will discuss these factors in more detail, but briefly if the underlying never closes above a pre-determined upper barrier or below a pre-determined lower barrier on any trading day during the term of the note, investors will receive the absolute value of the percentage price return of the underlying multiplied by the participation rate at maturity - typically, the participation rate is 100% but it may be greater or lower.

Generally, the pre-determined return barriers are 15% to 30% above and below the closing price or level of the underlying on the Trade Date – which is the date the notes are priced.

So, what does all of this mean for an investment in M-Notes?

There are three general outcome scenarios for an investment in M-Notes –

First– the closing level or price of the underlying stays between the upper and lower barriers on every trading day during the term of the M-Notes
Second– the underlying closes above the upper barrier during the term of the M-Notes
and
Third– the underlying closes below the lower barrier during the term of the M-Notes

Let’s look at each of these scenarios in detail.

For the first scenario – where the closing level or price of the underlying stays between the upper and lower barriers on every trading day during the term of the M-Notes – the return on the M-Notes will be the absolute value of the percentage price return of the underlying multiplied by the participation rate.

Consequently, investors in M-Notes will receive a positive return at maturity even if the underlying has declined, as long as it never closes above the upper barrier or below the lower barrier during the term of the M-Note.

An example will help to illustrate how this works –

Let’s assume an upper barrier of 20% and a lower barrier of negative 20% – that is to say the upper barrier is 20% above the starting level of the underlying and the lower barrier is 20% below the starting level of the underlying.

If we also assume the underlying’s price or value on trade date is $100, then the upper barrier is $120 and the lower barrier is $80.

So, for this scenario let’s assume that at maturity the underlying closes down 15% from its initial value – or at $85 – and, most importantly, that it NEVER closed above the upper barrier or below the lower barrier during the term of the M-Notes.  In other words, the underlying closed between $80 and $120 on every trading day during the term of the M-Notes.

Consequently, an investor will receive a return equal to the absolute value of the percentage price return of the underlying – which in this example was negative 15% – and the absolute value of this is positive 15%, even though the return on the underlying was negative.

So, in this example for every $1,000 original principal amount invested in M-Notes an investor would receive $1,150 at maturity – this is equal to the original principal amount of $1,000 plus 15% times the original principal amount, or $150.

For the second scenario – where the underlying closes above the upper barrier during the term of the M-Notes – investors will receive only the return of the original principal amount at maturity.

So, regardless of where the underlying closes at maturity, investors in M-Notes will only receive the return of their original principal amount – even if at maturity the closing level of the underlying is greater than it was when the notes where priced.

Let’s look at an example for this scenario.

As with the first example, let’s assume the underlying’s price or value on trade date is $100, the upper barrier is $120 and the lower barrier is $80.

For this scenario let’s assume that the underlying closed 25% above its starting level – which equals $125 – on one or more trading days during the term of the note.  Since in this example the upper barrier was breached – that is the $125 closing level of the underlying was above the upper barrier of $120 – for every $1,000 original principal amount invested in M-Notes, an investor would receive $1,000 at maturity, regardless of where the underlying was at maturity or on any other trading day during the term of the M-Notes.

Consequently, since one of the barriers was breached – in this example the upper barrier – investor’s in M-Notes received only the return of their original investment – this despite the fact that the underlying was above its initial level at maturity.

For the third and final scenario – where the underlying closes below the lower barrier during the term of the M-Notes – investors will also receive only the return of the original principal amount at maturity.

With this scenario investors in M-Notes will only receive the return of their original principal amount – even if the closing level of the underlying at maturity is less than it was when the notes where priced – this is possible because of the principal protection feature of M-Notes.

As with the previous examples, let’s again assume the underlying’s price or value on trade date is $100, the upper barrier is $120 and the lower barrier is $80.

For this scenario let’s now assume that the underlying closed down 25% – or 25% below its starting level – which equals $75 – on one or more trading days during the term of the note.  Since in this example the lower barrier was breached – that is the $75 closing level of the underlying was below or less than the lower barrier of $80 – for every $1,000 original principal amount invested in M-Notes, an investor would receive $1,000 at maturity, regardless of where the underlying was at maturity or on any other trading day during the term of the M-Notes.

Consequently, since one of the barriers was breached – in this example the lower barrier – investor’s in M-Notes received only the return of their original investment – this despite the fact that the underlying ended below its initial level at maturity.

It is important to note that if the price of the underlying is lower at maturity than when the M-Notes were priced, an investment in M-Notes generally would out-perform a direct investment in the underlying.

So we see that the barriers help determine what an investor’s return on M-Notes will be.  If either the upper or lower barrier is breached – that is if the underlying closes above the upper barrier or below the lower barrier – investors will receive only the return of the original principal amount at maturity – again subject to the credit of the issuer, Deutsche Bank.

However, if neither barrier is breached, the return on M-Notes will be determined by the performance of the underlying and other terms of the offering, such as the participation rate.

These hypothetical examples are for illustrative and educational purposes only.  Actual results for an investment in M-Notes will vary, perhaps materially, from those described herein.

So, what are the risks and potential benefits of an investment in M-Notes?

As with any investment, M-Notes should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits to the investor of investing in M-Notes.

Potential benefits of an investment in M-Notes include:

-	They are fully principal protected if held to maturity
-	They are a short-dated investment – typically 12 to18 months in maturity
-
As a market neutral strategy, M-Notes provide investors with the potential to benefit from either increases or decreases in the underlying, as long as the underlying does not breach either the upper or lower barrier

-	M-Notes generally will outperform a direct investment in a ‘bearish’ market due to the absolute return feature as well as the principal protection feature

As with any investment, an investment in M-Notes poses certain risks including, but not limited to:

-	Investors in M-Notes will not receive any dividends or other distributions on the underlying and do not have voting rights with respect to the underlying
-	Returns AND principal protection are only realized at maturity
-	Prior to maturity M-Notes are subject to market conditions and may trade at a discount in the secondary market, to the extent that any exists
-	Investors assume the credit risk of the issuer, Deutsche Bank, for all payments on M-Notes including any return of principal at maturity
-	M-Notes will be treated for US federal income tax purposes as “contingent payment debt instruments” and finally
-	If any barrier is breached, investors will only receive their invested principal at maturity and will not participate in any appreciation of the underlying asset.

Please consult the relevant prospectus in connection with a particular offering for full disclosure of the risks associated with an investment in M-Notes.

So, who may consider investing in M-Notes?

M-Notes may be a suitable investment for moderately bullish or bearish investors that want to participate in the market knowing that their principal is fully protected if the M-Notes are held to maturity.

M-Notes may also be an appropriate investment for an investor who has a negative view on the market during the term of the M-Notes and wants to potentially reduce market exposure.  Even where the underlying declines, an investor in M-Notes may potentially benefit, provided that the underling does not decrease by more than the lower barrier.

M-Notes may NOT be an appropriate investment for investors that expect the underlying will increase significantly during the term of the M-Notes.  As stated earlier, investors receive at maturity only the return of their original principal back if the underlying increases significantly and closes above the upper barrier on any trading day during the term of the M-Notes.

Before an investment in M-Notes or any other structured product, it is important to read the prospectus for a complete description of the benefits and risks associated with an investment in M-Notes.

You should only invest in M-Notes after careful consideration and consultation with your legal, tax, accounting and other advisers as to the suitability of the investment in light of your own particular financial, tax and other circumstances and the information set out in the offering documents. Investors should carefully review the comprehensive risk factors disclosed in the applicable pricing supplement under Product Risk Factors, Information Relating to the Underlying – Underlying Risk Factors, and general Risk Factors.

This concludes our Product Flash podcast on M-Notes.  We hope you found it helpful and informative.  For additional information, including a free writing prospectus educational brochure, please contact your DWS Scudder wholesaler or your financial professional.

Thank you for your time and please stay tuned for some very important disclosure information.

This M-Note Product Flash podcast is an issuer free writing prospectus filed pursuant to Rule 433 for registration statement number 333-137902 on September 24, 2007

Deutsche Bank AG has filed a registration statement – including a prospectus and prospectus supplement – with the Securities and Exchange Commission, or SEC, relating to the M-Notes.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to the M-Notes being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409.

In connection with a particular offering of M-Notes, you may revoke your offer to purchase the Securities at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The Issuer reserves the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

M-Notes are not FDIC or NCUA insured and may lose value.  M-Notes are not bank guaranteed and are not a deposit.  M-Notes are not insured by any federal government agency.

DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

X-Markets is the Deutsche Bank worldwide platform for structured notes.

Copyright 2007. DWS Scudder Distributors, Inc.  All rights reserved.  XXXX POD MNOTE.